UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

for the month of August 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

On August 6, 2026, SEALSQ Corp. (“SEALSQ” or the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”) and Columbus Acquisition Corp., a Cayman Islands exempted company (“CAC”). The Subscription Agreement was entered into in connection with the proposed business combination among CAC, WISeSat.Space Corp., a British Virgin Islands business company d/b/a SpaceAIQ (the “SpaceAIQ”), and Pubco, pursuant to and in accordance with that certain Business Combination Agreement, dated as of November 9, 2025 (as amended, restated and/or supplemented from time to time in accordance with its terms, the “BCA”), by and among CAC, Pubco, WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), SpaceAIQ and WISeKey International Holding Ltd., a Swiss company (together with its successors, the “WISeKey”), and to which SEALSQ (and together with WISeKey, the “Sellers”) became a party thereto as a Seller thereunder pursuant to a Joinder Agreement, dated as of December 12, 2025.

Pursuant to the Subscription Agreement, SEALSQ agreed to subscribe for and purchase, and Pubco agreed to issue and sell to SEALSQ, contemporaneously with the closing of the BCA, $10,000,000 in ordinary shares, no par value, of Pubco (“Pubco Ordinary Shares” and such shares issued hereunder, the “Subscription Shares”), at a price per share equal to the redemption price per share paid to Public Shareholders that redeem their CAC ordinary shares, par value $0.0001 per share (the “CAC Ordinary Shares”), in connection with the BCA, on the terms and subject to the conditions set forth in the Subscription Agreement. Assuming a redemption price of approximately $10.66 per share as of June 30, 2026, the number of Subscription Shares would be 938,086 Pubco Ordinary Shares.

On August 6, 2026, the parties to the BCA entered into the First Amendment (the “First Amendment”) to the BCA. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the BCA. Pursuant to the First Amendment, the parties agreed to extend the Outside Date to October 31, 2026.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit
No.	Description
99.1	Business Combination Agreement, dated November 9, 2025
99.2	Joinder Agreement, dated as of December 12, 2025
99.3	Amendment No. 1 to the Business Combination Agreement, dated August 6, 2026
99.4	Subscription Agreement, dated August 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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